Danette H. Twining
Senior Corporate Counsel
(713) 693-4180 (Direct Dial)
(713) 693-4481 (Fax)
     March 20, 2006

Re:	Weatherford International Ltd.

Securities and Exchange Commission	VIA EDGAR
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Ladies and Gentlemen:
     On behalf of Weatherford International Ltd., a Bermuda exempted company (the “Company”), please be advised with respect to the Company’s Preliminary Proxy Statement filed with the Commission on March 10, 2006, that the Company does not believe that a New Plan Benefits table is required under Item 10(a)(2) of Regulation 14A because no benefits or amounts have been received or allocated under the Weatherford International Ltd. 2006 Omnibus Incentive Plan (the “Plan”) and, because the Plan is discretionary and no performance goals have been set pursuant to the Plan, it is not possible to determine what benefits or amounts would have been received or allocated under the Plan for the year ended December 31, 2005 if the Plan had been in effect.
     The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure contained in its Preliminary Proxy Statement and related documents filed with the Commission, (b) comments of the Commission’s staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to such filings, and (c) the Company may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If any member of the Commission’s Staff has any questions or comments with respect to the enclosed filing, such person should contact the undersigned at (713) 693-4180 or Burt Martin at (713) 693-4178.

Sincerely,
/s/ Danette H. Twining
Danette H. Twining